UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 2

XCEL BRANDS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64111Y206

(CUSIP Number)

Mark DiSanto

c/o Triple Crown Corp.

5351 Jaycee Avenue

Harrisburg, PA 17112

717-920-8920

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 64111Y206	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Mark DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 833,702
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 833,702
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,702
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

This Amendment No.2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 11, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on May 23, 2012, by Mark DiSanto, an individual (the “Reporting Person”), with respect to the shares of common stock, par value $0.001 per share (the “Common Shares”) of XCel Brands, Inc., a Delaware corporation (the “Issuer”), having principal executive offices at 475 10th Avenue, 4th Floor, New York, NY 10018.

Item 2. Identity and Background.

This Amendment No. 2 amends and substitutes in its entirety Item 2 to state as follows:

This Statement is being filed by and on behalf of the Reporting Person. The Reporting Person’s business address is c/o Triple Crown Corp., 5351 Jaycee Avenue, Harrisburg, PA 17112. His present principal occupation is as Chief Executive Officer of Triple Crown Corp., and the principal business and address at which he carries out such occupation is c/o Triple Crown Corp., 5351 Jaycee Avenue, Harrisburg, PA 17112. He is a citizen of the United States of America.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 5, 2013, the Mark X. DiSanto Investment Trust (the “DiSanto Trust”), of which the Reporting Person is trustee and over which he has sole voting and dispositive power, acquired 285,715 Common Shares and warrants to purchase 62,500 Common Shares (the “Warrants”) for an aggregate purchase price of $1,000,000 pursuant to a subscription agreement (the “Subscription Agreement”) with the Issuer. The source of the funds used by the DiSanto Trust to complete such purchase was the working capital of the DiSanto Trust.

Item 4. Purpose of Transaction.

This Amendment No. 2 amends and substitutes in its entirety Item 4 to state as follows:

All of the Common Shares and Warrants acquired as described in Item 3 above were acquired by the DiSanto Trust (on behalf of the Reporting Person) for investment purposes. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may make purchases of Common Shares and Warrants from time to time and may dispose of any or all of the Common Shares and Warrants held by him at any time. Except as set forth in this Item 4 and to the extent that his role as director of the Issuer grants to him the ability to directly or indirectly influence the management and policies of the Issuer, the Reporting Person has no plans or proposals which relate to or could result in any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time review or reconsider his position with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but has no present intention of doing so. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change at any time his intention with respect to any or all of the Common Shares and Warrants held by him as of June 5, 2013.

Item 5. Interest in Securities of the Issuer.

This Amendment No. 2 amends and substitutes in its entirety Item 5 to state as follows:

The Reporting Person owns beneficially, and has sole voting and dispositive power in respect of, 833,702 Common Shares, which represent 8.1% of the total number of outstanding Common Shares. The 833,702 Common Shares represent: (i) 271,116 Common Shares held by the Robert D’Loren Family Trust, of which the Reporting Person is a trustee and over which he has sole voting and dispositive power, (ii) 423,215 Common Shares and 62,500 Common Shares issuable upon the exercise of Warrants held by the DiSanto Trust, (iii) 6,669 Common Shares held by the Reporting Person, (iv) 36,868 restricted Common Shares held by the Reporting Person and (v) 33,334 Common Shares issuable upon exercise of options that have vested held by the Reporting Person.  Does not include 16,666 Common Shares issuable upon exercise of options the Issuer agreed to grant to the Reporting Person but will not become exercisable within 60 days of June 5, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment No. 2 amends and substitutes in its entirety Item 6 to state as follows:

The information set forth under Item 4 and Item 5 of this Amendment No. 2 is incorporated by reference into this Item 6.

Pursuant to the Subscription Agreement dated June 5, 2013, the DiSanto Trust, of which the Reporting Person is trustee and over which he has sole voting and dispositive power, agreed to purchase from the Issuer 285,715 Common Shares and Warrants to purchase 62,500 Common Shares for an aggregate purchase price of $1,000,002.50. The Warrants are exercisable at a price of $5.00 per share, at any time on or prior to June 5, 2018. The Warrants may be exercised on a cashless basis at any time after June 5, 2014 if (i) there is no effective registration statement or current prospectus exercisable for the resale of the Common Shares issuable upon exercise of the Warrants and (ii) the average daily trading value of the Common Shares for the 30 trading day period prior to the date of exercise is at least 25,000 shares. The Issuer agreed to use concurrently reasonable effects to (i) file a registration statement for the resale of the Common Shares within 60 days from the Issuer’s acceptance of the Subscription Agreement and Common Shares underlying the Warrants and (ii) have the registration statement declared effective by the Securities and Exchange Commission within 120 days from the Issuer’s acceptance of the Subscription Agreement.

Other than as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Item 7 of this Amendment No. 2 is amended and restated in its entirety as follows:

Exhibit 1	Subscription Agreement, dated as of June 5, 2013, by and between the DiSanto Trust and the Issuer (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2013).

Exhibit 2	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2013

MARK DISANTO

By: /s/ Mark DiSanto